[Letterhead of KCAP Financial, Inc.]

December 18, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: KCAP Financial, Inc.
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On December 13, 2013, the Board of Directors (the *"Board"*) of KCAP Financial, Inc. (the *"Company"*) approved an amendment the Company's existing fidelity bond (the *"Amendment"*). The Amendment increased the Company's aggregate fidelity bond coverage amount from $1 million to $4 million, and extended the term of the Company's coverage through December 11, 2014. Enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1. copy of the Amendment to the Company's fidelity bond, which includes a statement as to the period for which premiums have been paid; and

2. a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 455-8300

Very truly yours,

KCAP Financial, Inc.

/s/Edward U. Gilpin
Edward U. Gilpin
Chief Financial Officer

Enclosures

23389093.1

CERTIFICATE OF SECRETARY

The undersigned, Edward U. Gilpin, Chief Financial Officer of KCAP Financial, Inc., a Delaware corporation (the *"Company"*), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the *"SEC"*) in connection with the filing of the Company's fidelity bond (the *"Bond"*) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period July 1, 2013 to December 11, 2014.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 18th day of December, 2013.

KCAP Financial, Inc.

/s/Edward U. Gilpin
Edward U. Gilpin
Chief Financial Officer

**Excerpt from the Meeting
of the Board of Directors
of KCAP Financial, Inc.
held on December 13, 2013**

<u>**Approval of Fidelity Bond**</u>

       WHEREAS, pursuant to the requirements section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act") applicable to business development companies, the Board is required to obtain a fidelity bond; and

       WHEREAS, the Board of Directors, including a majority of the Independent Directors, has given due consideration to all relevant factors, including, but not limited to, the anticipated value of the aggregate assets of the Corporation to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the Corporation; and

       WHEREAS, the Board of Directors has determined the amount of coverage under the Fidelity Bond to be adequate and reasonable.

       NOW, THEREFORE, BE IT RESOLVED, that the Fidelity Bond, for the term and coverage and premiums as discussed at the meeting be, and hereby is, approved; and be it further

       RESOLVED, that the Secretary of the Corporation be, and hereby is, authorized to file a copy of the Fidelity Bond with the SEC within ten days after receipt of the executed endorsement to the Fidelity Bond, and to make filings with the SEC and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and be it further

       RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed to execute the Fidelity Bond and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions.

This endorsement, effective *12:01 am   December 10, 2013*   forms a part of
policy number *07-766-55-73*
issued to   *KCAP FINANCIAL, INC.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

EXTENDED BOND PERIOD AND INCREASED LIMITS

In consideration of the additional premium of $29,016, it is hereby understood and agreed
Item 2. Bond Period and Item 3. Limit of Liability of the Declarations are deleted in their
entirety and replaced with the following:

Item 2.   Bond Period: from **12:01a.m. 07/01/2013 to 12:01a.m. 12/11/2014**
the effective date of the termination or cancellation of this bond, standard
time at the Principal Address as to each of said dates.

Item 3.   Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$4,000,000	NIL
Insuring Agreement (B)-AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement (C)-ON PREMISES	$4,000,000	$100,000
Insuring Agreement (D)-IN TRANSIT	$4,000,000	$100,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$4,000,000	$100,000
Insuring Agreement (F)-SECURITIES	$4,000,000	$100,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$4,000,000	$100,000
Insuring Agreement (H)-STOP PAYMENT	$25,000	$5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$4,000,000	$100,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$4,000,000	$100,000
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS	$4,000,000	$100,000
Insuring Agreement M (Telefacsimile Transfer Fraud)	$4,000,000	$100,000
Insuring Agreement N (Destruction of Data or Program by Hacker)	$4,000,000	$100,000
Insuring Agreement O (Destruction of Data or Program by Virus)	$4,000,000	$100,000

This endorsement, effective *12:01 am*   *December 10, 2013*   forms a part of
policy number   *07-766-55-73*
issued to   *KCAP FINANCIAL, INC.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ENDORSEMENT# *10* **(Continued)**

This endorsement, effective *12:01 am* *December 10, 2013* forms a part of policy number *07-766-55-73*
issued to *KCAP FINANCIAL, INC.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

Insuring Agreement P Voice Computer Systems Fraud	$4,000,000	$100,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

MNSCPT
END 10

ENDORSEMENT# *11*

This endorsement, effective *12:01 am   December 10, 2013*   forms a part of
policy number   *07-766-55-73*
issued to *KCAP FINANCIAL, INC.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the "Forms Index"
Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		EXTENDED BOND PERIOD AND INCREASED LIMITS
SYSLIB	01/05	FORMS INDEX (AMENDED)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 011



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *07-766-55-73*   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

KCAP FINANCIAL, INC.

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: *ARC EXCESS & SURPLUS LLC*

Address: *113 SOUTH SERVICE ROAD, POB 9012*

Address: *JERICHO, NY 11753*

Contact: *Michelle Perito*   Phone: _____

eMail: *mperito@arcxs.com*

Send Notice of Claims to: AIG   Phone: (888) 602- 5246
                           Financial Lines Claims Fax: (866) 227- 1750
                           P.O. Box 25947   Email: c- Claim@AIG.com
                           Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: _07-766-55-73_

Date of Discovery: ————————— Estimated Amount of loss: —————————

Cause of Loss:

Employee Dishonesty	————	Computer Fraud	————
Funds Transfer	————	Robbery/Burglary	————
ID Theft	————	Forgery	————
Client Property	————	In Transit	————
ERISA	————	Credit Card Forgery	————
Other	————	if Other, describe:	——————————

Send Notice Of Claims To: AIG   Phone: (888) 602-5246
                              Financial Lines Claims   Fax: (866) 227-1750
                              P.O. Box 25947   Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225

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